December 17, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Weidberg and Arthur Sandel

Re:	CarMax Auto Funding LLC

Registration Statement on Form SF-3

Filed November 5, 2021

File No. 333-283219

Ladies and Gentlemen:

This letter is provided on behalf of CarMax Auto Funding LLC (the “Depositor”) in response to the letter dated December 11, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced submission and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

The Receivables

Characteristics of the Receivables, page 68

2.	Please update the date ranges shown on the Distribution of the Receivables tables on pages 74-75 to reflect more current financed vehicle model years to be included in the pool.

Response: We have revised the tables on pages 74-75 to reflect more current financed vehicle model years to be included in the pool.

Description of the Notes

Payments of Interest, page 96

3.

The definition of “Term SOFR” on page 97 refers to “the forward-looking term rate based on SOFR . . . as such rate is posted to FRBNY’s Website.” However, forward looking term rates based on SOFR, such as the CME Term SOFR Rates recommended by the Alternative Reference Rates Committee, are published by third-party administrators (e.g., CME Group), not by the Federal Reserve Bank of New York. Please revise your SOFR-related disclosure and the corresponding provisions in the transaction documents to ensure that they accurately reflect the source and publication details of each contemplated SOFR alternative, including Term SOFR, to avoid any potential confusion regarding their calculation and availability.

Response: We have revised the disclosure on pages 96 through 97, under “Payments of Interest” to accurately reflect the source and publication details of each contemplated SOFR alternative, including Term SOFR, to avoid any potential confusion regarding their calculation and availability. We have also made corresponding revisions in the Form of Indenture (Exhibit 4.1) and Form of Sale and Servicing Agreement (Exhibit 99.1).

4.

The definition of “FRBNY’s Website” on page 97 includes a website address that does not appear to be a functioning. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

Response: We have revised the disclosure on page 97, under “Payments of Interest” to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

Underwriting, page 163

5.

We note your disclosure on page 164 that the underwriters may execute short sales in the Notes (referred to as a “naked” short sale) or may engage in similar transactions. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law, including Rule 192.

Response: We have revised the disclosure on pages 163 through 164, under “Underwriting” to remove the ability for the underwriters to execute short sales in the Notes and provide that the underwriters will engage in customary market-making activities in accordance with the Exchange Act.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, James J. Antonopoulos of Mayer Brown LLP, at (312) 701-8019.

Sincerely,

/s/ Enrique Mayor-Mora
Enrique Mayor-Mora President, CarMax Auto Funding LLC

cc:	Mac Stuckey, CarMax Auto Funding LLC

James Antonopoulos, Mayer Brown LLP